UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 29, 2020

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant's name into English)

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐      No ☒

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2020 Annual Meeting of Shareholders on May 29, 2020. The following persons were elected Class I Directors of the Company for a term of three years (expiring at the 2023 Annual Shareholder Meeting): Mr. Mats Berglund and Dr. Kirsi Tikka.

The other, continuing members of the board of directors of the Company are: Class III Directors Brian Dunne and Curtis Mc Williams (terms expiring at the 2022 Annual Shareholder Meeting); and Class II Directors Anthony Gurnee and Helen Tveitan de Jong (terms expiring at the 2021 Annual Shareholder Meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020	ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director
Principal Executive Officer